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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                              Amendment No. 2

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              Argonaut Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   040157 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Singleton Group LLC
                          335 N. Maple Drive, Suite 177
                             Beverly Hills, CA 90210
                                 (310) 278-1177
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 21, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040157 10 9                  13D                     Page 2 of 9 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Singleton Group LLC,  I.R.S. No. 95-4786924

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES
               -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,663,056
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    4,663,056
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               4,663,056
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        21.2% (based on the number of shares outstanding as of August 3, 2000 as reported on Argonaut Group, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 8, 2000).

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               OO

CUSIP No. 040157 10 9                  13D                     Page 3 of 9 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        William W. Singleton, as Manager of the Singleton Group LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES
               -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,663,056
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    4,663,056
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               4,663,056
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.2% (based on the number of shares outstanding as of August 3, 2000 as reported on Argonaut Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2000).
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


               IN
--------------------------------------------------------------------------------

CUSIP No. 040157 10 9                  13D                     Page 4 of 9 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Caroline W. Singleton, as Manager of the Singleton Group LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES
               -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    4,663,056
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               4,663,056
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.2% (based on the number of shares outstanding as of August 3, 2000 as reported on Argonaut Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2000).

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               IN

CUSIP No. 040157 10 9                  13D                     Page 5 of 9 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Donald E. Rugg, as Manager of the Singleton Group LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES
               -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    4,663,056
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,663,056

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               4,663,056
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.2% (based on the number of shares outstanding as of August 3, 2000 as reported on Argonaut Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2000).

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               IN

CUSIP No. 040157 10 9                  13D                     Page 6 of 9 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Caroline W. Singleton, as Sole Trustee of the Survivor's Trust under the Singleton Family Trust

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES
               -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               OO

CUSIP No. 040157 10 9                  13D                     Page 7 of 9 Pages


The information in the cover pages and these statements relate to the Schedule 13D filed on April 21, 2000 by the Singleton Group LLC, Caroline W. Singleton, William W. Singleton, and Donald E. Rugg ("Singleton Group LLC 13D") and the
Schedule 13D filed on August 25, 1999 by Caroline W. Singleton, sole trustee of the Singleton Family Trust, as amended by Amendment No. 1 filed on February 11, 2000 and Amendment No. 2 filed on April 21, 2000 ("Caroline Singleton 13D"), both the Singleton Group LLC 13D and the Caroline Singleton 13D having been amended by Amendment No. 1 filed by the Singleton Group LLC on July 20, 2000, with regard to the beneficial ownership of common stock, par value $0.10 per share, ("Common Stock") of Argonaut Group, Inc. ("Company") and constitutes Amendment No. 2 thereto.

The following items are amended and restated in their entirety as follows:
--------------------------------------------------------------------------------

Item 2.  Identity and Background.

        This statement is being filed jointly by the Singleton Group LLC ("LLC"), Caroline W. Singleton, as sole trustee of the Survivor's Trust under the Singleton Family Trust ("Trust"), and Caroline W. Singleton, William W. Singleton and Donald E. Rugg as managers of the LLC (collectively, "Reporting Persons"), pursuant to their agreement to the joint filing of this statement. Caroline W. Singleton, William W. Singleton, and Donald E. Rugg are managers of the LLC and may be considered members of a group with the LLC. Caroline W. Singleton, as trustee of the Trust, no longer has a majority interest in the LLC as a result of transfers to other persons of some of her membership interests in the LLC. Accordingly, Caroline W. Singleton, as trustee of the Trust, may no longer be deemed a beneficial owner with respect to securities of the Company and, after this filing, will no longer be a reporting person. None of the new members of the LLC has a controlling interest in the LLC, nor may the new members of the LLC be considered members of any group for the purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended.


        The LLC, a limited liability company formed under the laws of Delaware, is engaged in investing and holding domestic and foreign equity securities, government securities and related instruments. Caroline W. Singleton is trustee of the Trust, which is a survivor's revocable trust formed under the laws of California. William W. Singleton is a manager at the Singleton Group, whose principal business is the management of certain real property and securities assets. Donald E. Rugg is Controller of the Singleton Group. Caroline W. Singleton, William W. Singleton and Donald E. Rugg are United States citizens.


        The principal business address of each of the Reporting Persons is: 335
N. Maple Drive, Suite 177, Beverly Hills, California 90210.


        During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding nor has any of the Reporting Persons been party to any civil proceeding of a judicial or administrative body and as a result of which the person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


-----------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

        As managers of the LLC, Caroline W. Singleton, William W. Singleton and Donald E. Rugg share dispositive power with respect to 4,663,056 shares of the Company ("Shares"), and William W. Singleton and Donald E. Rugg share voting power with respect to the Shares.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

        (a) Each of the LLC and Caroline W. Singleton, William W. Singleton, and Donald E. Rugg, as a manager of the LLC, is a beneficial owner of 4,663,056 shares of Common Stock which constitute 21.2 percent of the Common Stock

CUSIP No. 040157 10 9                  13D                     Page 8 of 9 Pages


outstanding of the Company (based on the number of shares outstanding as of August 3, 2000 as reported on Argonaut Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2000). Since Caroline W. Singleton, as trustee of the Trust, no longer has a majority interest in the LLC, she may no longer be deemed a beneficial owner of any securities of the Company.

        (b) The LLC and Caroline W. Singleton, William W. Singleton and Donald
E. Rugg, as managers of the LLC, share dispositive power with respect to 4,663,056 shares of Common Stock of the Company. The LLC and William W. Singleton and Donald E. Rugg, as managers of the LLC, share voting power with respect to 4,663,056 shares of Common Stock of the Company. Since Caroline W. Singleton, as trustee of the Trust, no longer has a majority interest in the LLC, she may no longer be deemed to have indirect voting and dispositive powers with respect to the 4,663,056 shares of Common Stock or any other securities of the Company.


        (c) Except as set forth in this statement, none of the Reporting Persons has effected any transactions in the securities of the Company in the last 60 days that was not reported on a prior Schedule 13D.


        (d) Not applicable.


        (e) Caroline W. Singleton, as trustee of the Trust, ceased to be a beneficial owner of securities of the Company on August 21, 2000.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Caroline W. Singleton, William W. Singleton and Donald E. Rugg are the managers of the LLC, and under its operating agreement, have the power and authority as managers to vote and buy, sell and otherwise deal in securities, except that Caroline W. Singleton does not have direct or indirect voting power with respect to shares of a "controlled corporation" (as defined in Section 2036(b)(2) of the Internal Revenue Code of 1986, as amended). The managers of the LLC may be removed for or without cause by members having a majority interest in the LLC. Members of the LLC are not agents of the LLC nor may they bind or execute any instrument on behalf of the LLC.


--------------------------------------------------------------------------------





                            [Signature Page Follows]

CUSIP No. 040157 10 9                  13D                     Page 9 of 9 Pages



                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 23, 2000                      Singleton Group LLC, a Delaware
                                            limited liability company


                                            By: /s/ Caroline W. Singleton
                                                --------------------------------
                                                 Caroline W. Singleton, Manager


                                            /s/ Caroline W. Singleton
                                            ------------------------------------
                                            Caroline W. Singleton, Sole Trustee
                                            of The Survivor's Trust under the
                                            Singleton Family Trust dated
                                            August 13, 1999


                                            /s/ Caroline W. Singleton
                                            ------------------------------------
                                                Caroline W. Singleton


                                            /s/ William W. Singleton
                                            ------------------------------------
                                                William W. Singleton


                                            /s/ Donald E. Rugg
                                            ------------------------------------
                                                Donald E. Rugg

                        AGREEMENT REGARDING JOINT FILING
                          OF STATEMENT ON SCHEDULE 13D


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.10 per share, of Argonaut Group, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Dated:  August 23, 2000                  Singleton Group LLC, a Delaware
                                         limited liability company


                                         By: /s/ Caroline W. Singleton
                                            --------------------------------
                                            Caroline W. Singleton, Manager


                                         /s/ Caroline W. Singleton
                                         -----------------------------------
                                         Caroline W. Singleton, Sole Trustee
                                         of The Survivor's Trust under the
                                         Singleton Family Trust dated
                                         August 13, 1999


                                         /s/ Caroline W. Singleton
                                         ---------------------------------
                                             Caroline W. Singleton


                                         /s/ William W. Singleton
                                         ---------------------------------
                                             William W. Singleton


                                         /s/ Donald E. Rugg
                                         ---------------------------------
                                             Donald E. Rugg